Exhibit 99.2

Brookfield RENEWABLE CORPORATION

REPORT OF VOTING RESULTS

Annual Meeting of Shareholders
June 16, 2025

National Instrument 51-102 – Section 11.3 (Canada)

The annual meeting of shareholders of Brookfield Renewable Corporation (the “Corporation”) was held on Monday, June 16, 2025 at 9:00 a.m. in a virtual meeting format (the “Meeting”). At the Meeting, shareholders holding 106,276,329 class A exchangeable subordinate voting shares (“Exchangeable Shares”), representing 73.35% of the Corporation’s 144,885,803 issued and outstanding Exchangeable Shares on the record date for the Meeting, and 43,661 class B multiple voting shares (“Class B Shares”), representing 100% of the Corporation’s issued and outstanding Class B Shares on the record date for the Meeting, were represented in person or by proxy.

In accordance with the Corporation’s articles, each Exchangeable Share was entitled to one vote per share, representing a 25% voting interest in the Corporation in the aggregate, and the Class B Shares were entitled to a total of 434,657,409 votes in the aggregate, representing a 75% voting interest in the Corporation.

The following is a summary of the votes cast by holders of the Exchangeable Shares and Class B Shares represented at the Meeting, voting together as a single class.

Election of Directors

All of the eight nominees proposed by management for election to the board of directors of the Corporation were nominated and elected at the Meeting by acclamation. As indicated below, each director elected at the Meeting also received a majority of the proxy votes cast for and withheld from voting for the individual director:

Director Nominee	Votes For	%	Votes Withheld	%
Jeffrey Blidner	482,820,764	91.31%	45,962,036	8.69%
Sarah Deasley	527,800,142	99.81%	982,659	0.19%
Nancy Dorn	520,643,761	98.46%	8,139,040	1.54%
Eleazar de Carvalho Filho	527,545,478	99.77%	1,237,321	0.23%
Randy MacEwen	527,645,430	99.78%	1,137,371	0.22%
Lou Maroun	515,462,819	97.48%	13,319,981	2.52%
Stephen Westwell	520,624,339	98.46%	8,158,461	1.54%
Patricia Zuccotti	527,675,815	99.79%	1,106,986	0.21%

Appointment of Auditors

The resolution to reappoint Ernst & Young LLP as the external auditor of the Corporation to hold office until the next annual meeting of shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by the majority of both the holders of Exchangeable Shares and Class B Shares, voting together as a single class:

Votes For	%	Votes Withheld	%
540,748,276	99.97%	185,458	0.03%

Other Business

There were no other matters coming before the Meeting that required a vote by either the holders of Exchangeable Shares or Class B Shares.

Dated: June 16, 2025

BROOKFIELD RENEWABLE CORPORATION
By:	/s/ Jennifer Mazin
Name: Jennifer Mazin Title: Co-President, General Counsel and Corporate Secretary